ENERGY MATERIALS FOR THE TWENTY-FIRST CENTURY Investor Presentation May 2019 Christopher M. Jones Chief Executive Officer (Nasdaq: WWR) 1 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-231015 May 8, 2019

Cautionary statement 2 STATEMENT ABOUT FREE WRITING PROSPECTUS This presentation highlights basic information about Westwater Resources, Inc. (the “Company,” “Westwater,” “WWR,” “our,” “we” or “us”). Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our securities. Except as otherwise indicated, this presentation speaks only as of the date hereof. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein. We have filed a Registration Statement on Form S-1 with the SEC and an amendment thereto (File No. 333-231015), including a preliminary prospectus dated May 8, 2019 (the “Preliminary Prospectus”), with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we or any placement agent participating in the offering will arrange to send you the prospectus if you request it by contacting Dawson James Securities, Inc., Attention: Prospectus Department, 1 North Federal Highway, 5th Floor, Boca Raton, FL 33432, mmaclaren@dawsonjames.com or toll free at 866.928.0928.

Cautionary statement 3 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements are subject to risks, uncertainties and assumptions and are identified by words such as ‘‘may,’’ ‘‘could,’’ ‘‘should,’’ ‘‘would,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘plan,’’ ‘‘forecast,’’ ‘‘potential,’’ ‘‘intend,’’ ‘‘continue,’’ ‘‘project’’ and variations of these words, comparable words and similar expressions. All statements addressing operating performance, events or developments that Westwater expects will occur in the future, including but not limited to statements relating to (i) the timing or occurrence of any future drilling or production from the Company’s properties or projects; (ii) the expected future demand for or price of graphite, lithium, vanadium and uranium; (iii) the timing or occurrence of the construction and operation of a pilot plant or commercial scale processing facility for battery-graphite manufacturing business; (iv) the ability of the Company to acquire additional properties or partner with other companies; (v) the realization of expected benefits from recent business combinations; (vi) the adequacy of funding, the Company’s liquidity, the Company’s anticipated cash burn rate and capital requirements; and (vii) future governmental action to promote the production or price of domestically produced graphite, lithium, vanadium or uranium, are forward-looking statements. Because they are forward-looking, they should be evaluated in light of important risk factors and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, among others: (i) the availability of capital to the Company; (ii) the ability of the Company to continue to satisfy the listing requirements of the Nasdaq Capital Market; (iii) the spot prices and long-term contract prices of graphite, vanadium, lithium and uranium; (iv) the ability of Westwater to enter into and successfully close acquisitions, dispositions or other material transactions; (v) government regulation of the mining industry and the nuclear power industry in the United States; (vi) operating conditions at our mining projects; (vii) the world-wide supply and demand of graphite, vanadium, lithium and uranium; (viii) weather conditions; (ix) unanticipated geological, processing, regulatory and legal or other problems we may encounter; (x) the results of our exploration activities, and the possibility that future exploration results may be materially less promising than initial exploration result; (xi) any graphite, vanadium, lithium or uranium discoveries not being in high enough concentration to make it economic to extract the metals; (xii) currently pending or new litigation or arbitration; (xiii) Westwater’s ability to maintain and timely receive mining and other permits from regulatory agencies; and (xiv) other factors which are more fully described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the SEC. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. You are cautioned not to place undue reliance on forward-looking statements. There can be no assurance that these statements will prove to be accurate as actual results and future events could differ materially from those anticipated in the statements. Actual results may differ materially from those expressed or implied by these forward-looking statements because of, among other reasons, the factors described above and in the periodic reports that we file with the SEC from time to time, including Forms 10-K, 10-Q and 8-K and any amendments thereto. Except as required by law, we assume no obligation to publicly update any forward-looking statements and forward-looking information, whether as a result of new information, future events or otherwise.

Westwater – A Green-energy material developer 4 Developing a battery ready graphite business in Alabama – scheduled for production in 2022. Now with a vanadium discovery. Exploring for lithium in Nevada and Utah on three highly prospective properties Leverage to a rising uranium price with two licensed processing plants in Texas and 199,700 acres of mineral rights and development properties A publicly listed green-energy material developer, focusing on developing a portfolio of strategic assets that sustainably power the low carbon future.

1 Shares and Options/Warrants Outstanding as of May 7, 2019 2 Does not include $3.7 million in restricted cash for collateralization of reclamation bonds Shares outstanding 1 1.5 million Share Price (5/7/2019) $6.80 Options/Warrants 1 36,000 Market Capitalization (5/7/2019) $10.1 million Cash and Equivalents (3/31/2019) 2 $1.0 million Debt NONE Liquidity (3 Mo. Avg.) 21,000 shs/day 52 Wk Hi-Low $29.95 - $5.96 5 Stock & Financial snapshot

Green-energy Asset Portfolio 6 COOSA Graphite Project 41,900 mineral rights acres in Alabama – now with a vanadium discovery Only battery grade graphite mining project in the continental USA (Roskill) US has no current production of natural graphite – 100% imported (Roskill) Lithium Projects Columbus Basin (Nevada) – 14,200 acres Railroad Valley (Central Nevada) – 9,300 acres Sal Rica (Utah) – 13,300 acres Uranium Two licensed processing facilities U.S. Department of Commerce report regarding quotas on the President’s desk (Reuters 4/15/19) Development properties in New Mexico and Texas Vanadium Independent lab results demonstrated a wide-spread distribution of vanadium mineralization throughout the central portion of the Coosa project Exploration is planned for 2019

The coosa graphite project provides key advantages 7 The Coosa Graphite Project is the only near term source of domestically naturally produced graphite Proprietary technologies for producing low cost battery grade graphite have been successfully applied to Coosa graphite. Current relationships with battery manufacturers allow for product customization. Westwater’s graphite will be produced using proper, environmentally sustainable processes in the United States. The importance of U.S. security of supply has been confirmed through a Presidential Executive Order.* Westwater’s recent vanadium discovery at Coosa can be a plus. *Issued December 20, 2017 business plan for The Coosa graphite project Project Plan Processing uses 50 year old, proven, environmentally sustainable technology.. Processing begins on purchased feedstock which is widely available. The mine is deferred, permitting is no longer the critical path. Pilot plant starts in 2020, generating products for pre-qualification in large batches. Processing begins in 2022. Vanadium exploration scheduled for 2019. Product Profile Potential Production starts with simpler PMG product in 2022. DEX-DG production slated for 2023. CSPG production slated for 2024. Mining begins in 2026. 8

The Lithium-ion battery: graphite IS a major component 9 Why Graphite Matters: Graphite is a critical component of all types of batteries. Coated Spherical Purified Graphite (CSPG) is a critical input material in lithium-ion batteries. * The US Government has defined graphite as “Critical to the nation’s security and prosperity.”** * Roskill Natural and Synthetic Graphite Report, May 2017 ** https://www.federalregister.gov/documents/2018/05/18/2018-10667/final-list-of-critical-minerals-2018

WESTWATER RESOURCES

# BATTERIES – ENABLING WIND AND SOLAR POWER GENERATION

Large battery storage enables and improves wind and solar power generation performance by storing energy for times when the wind does not blow and the sun does not shine.



**Wind: ~8% Annual Growth Rate***



**Solar: ~13% Annual Growth Rate****

**Average growth rate for the last 5 years* (https://www.eia.gov/electricity/data/browser/#/topic/0?agg=1,0,2&fuel=008&geo=vvvvvvvvvvvo&sec=o3g&linechart=ELEC.GEN.WND-US-99.A~ELEC.GEN.WND-IA-99.A~ELEC.GEN.WND-TX-99.A&columnchart=ELEC.GEN.WND-US-99.A~ELEC.GEN.WND-IA-99.A~ELEC.GEN.WND-TX-99.A&map=ELEC.GEN.WND-US-99.A&freq=A&start=2001&end=2018&chartindexed=0&ctype=linechart&ltype=pin&rtype=s&pin=&rse=0&maptype=0

** *Average growth rate over the last five years*https://www.eia.gov/totalenergy/data/browser/?tbl=T10.01#/?f=M&start=200001

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Green-energy Asset Portfolio 11 COOSA Graphite Project 41,900 mineral rights acres in Alabama – now with a vanadium discovery Only battery grade graphite mining project in the continental USA (Roskill) US has no current production of natural graphite – 100% imported (Roskill) Lithium Projects Columbus Basin (Nevada) – 14,200 acres Railroad Valley (Central Nevada) – 9,300 acres Sal Rica (Utah) – 13,300 acres Uranium Two licensed processing facilities U.S. Department of Commerce report regarding quotas on the President’s desk (Reuters 4/15/19) Development properties in New Mexico and Texas Vanadium Independent lab results demonstrated a wide-spread distribution of vanadium mineralization throughout the central portion of the Coosa project Exploration is planned for 2019

WESTWATER RESOURCES

# WESTWATER LITHIUM PROJECTS



Water Rights Granted
Sal Rica
Columbus Basin Project
Railroad Valley Project
Evaluation underway
Exploration underway

## COLUMBUS BASIN:

- Expanded to >14,200 acres; good highway, power access and ample groundwater.
- Water rights owned by Westwater.
- Phase I drilling program complete with encouraging results. Phase 2 drilling program planning underway.

## SAL RICA:

- 13,300 acres with good road and power access.
- Sample results ranging up to 100 ppm from shallow aquifers.
- Water Rights recently granted to Westwater.

## RAILROAD VALLEY:

- Acquired approximately 9,300 acres of federal placer mining claims in the Railroad Valley of Central Nevada in June 2017.
- Project covers an area where company-led reconnaissance sediment sampling returned lithium values as high as 366ppm.

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Strong BATTERY market Fundamentals Electric cars and buses forecasted to grow at a 23% compound annual growth rate.* Automakers are making the change to electric. England: no more gasoline & diesel vehicles by 2040.** China: currently mandates that 10% of total vehicle sales will be electric or hybrid.*** Lithium Ion batteries use lithium and graphite. New applications are constantly arising and continued growth is forecasted through 2025. Lithium Prices are estimated to stay over $10,000/t (LiOH) through 2027 by Roskill.* Meaningful amounts of capital is being invested into expanding lithium battery factories. *Lithium Global Industry, Markets and Outlook, 2018 ** www.bbc.com/news/uk-40726868 *** www.dw.com 9/28/17 13

Green-energy Asset Portfolio 14 COOSA Graphite Project 41,900 mineral rights acres in Alabama – now with a vanadium discovery Only battery grade graphite mining project in the continental USA (Roskill) US has no current production of natural graphite – 100% imported (Roskill) Lithium Projects Columbus Basin (Nevada) – 14,200 acres Railroad Valley (Central Nevada) – 9,300 acres Sal Rica (Utah) – 13,300 acres Uranium Two licensed processing facilities U.S. Department of Commerce report regarding quotas on the President’s desk (Reuters 4/15/19) Development properties in New Mexico and Texas Vanadium Independent lab results demonstrated a wide-spread distribution of vanadium mineralization throughout the central portion of the Coosa project Exploration is planned for 2019

Uranium: Near term Price Catalysts 15 The US government is considering quotas and/or tariffs on uranium – A “Section 232 Investigation” recommendation from the Secretary of Commerce is on the President’s desk.* Two prospective outcomes – both may drive uranium prices higher with meaningful upside potential for Westwater. Quotas/tariffs – curtail low cost foreign dumping with resulting increase in domestic pricing. No Action – utilities have, for the large part, been out of the uranium market for more than a year, re-entry will drive prices higher. The United States relies heavily on nuclear power for carbon free base load power – more than 20% of all uranium produced in the world is consumed in the US.** Nuclear power represents only electrical base load solution for global electric power growth driven by economic expansion and a focus on carbon reduction. * (Reuters 4/15/19) **Data sourced from The Ux Consulting Company, January 2019

Green-energy Asset Portfolio 16 COOSA Graphite Project 41,900 mineral rights acres in Alabama – now with a vanadium discovery Only battery grade graphite mining project in the continental USA (Roskill) US has no current production of natural graphite – 100% imported (Roskill) Lithium Projects Columbus Basin (Nevada) – 14,200 acres Railroad Valley (Central Nevada) – 9,300 acres Sal Rica (Utah) – 13,300 acres Uranium Two licensed processing facilities U.S. Department of Commerce report regarding quotas on the President’s desk (Reuters 4/15/19) Development properties in New Mexico and Texas Vanadium Independent lab results demonstrated a wide-spread distribution of vanadium mineralization throughout the central portion of the Coosa project Exploration is planned for 2019

Vanadium Discovery CONFIRMED 17 Independent lab results demonstrated a wide-spread distribution of vanadium mineralization throughout the central portion of the Coosa project. Exploration is planned for 2019. Recent assay results indicate values from 0.15% vanadium pentoxide (V2O5) to 0.40% V2O5. Vanadium values in this range, once confirmed by further exploration, can have a positive impact on the Coosa Project’s economics through by-product sales. With steel markets providing a base load demand for vanadium, and increased use in electrical energy storage systems, demand is expected to rise. Prices for V205 are presently $11.90/lb and future prospects for increased vanadium demand can be expected to drive pricing. www.vanadiumprice.com on April 26, 2019

The Vanadium opportunity for westwater 18 U.S. Geological Survey listed vanadium as one of 23 critical mineral resources of the United States; yet there is not a primary vanadium mine currently in the country.* Vanadium is used primarily in the production of steel alloys; as a catalyst for the chemical industry; in the making of ceramics, glasses, and pigments; and in vanadium flow batteries for large-scale storage of electricity. Market research firm Roskill predicts that demand for vanadium will increase 4% per year over the next five years.** * www.federalregister.gov 5/18/2018 **Roskill Outlook to 2028, 17th edition

Our team: tenured leaders in energy minerals development 19 Christopher M. Jones, President and CEO Joined in March 2013; more than 35 years of industry experience; licensed Professional Engineer (US and Canada), taking projects from concept to production B.S. in Mining Engineering from South Dakota School of Mines and an MBA from Colorado State University Jeffrey L. Vigil, VP Finance and CFO Joined in June 2013; more than 40 years of financial experience, including 25 years of mining background with 10 years in the uranium sector B.S. in Accounting from the University of Wyoming; licensed CPA Dain A. McCoig, VP Operations Joined in 2004; experienced in all phases of ISR development and production; licensed Professional Engineer in Texas Managed design and construction of Rosita Facility in Texas B.S. in Mechanical Engineering from Colorado School of Mines Cevat Er VP- Technical Services and Country Manager – Turkey Joined in 2015. Founder of SRK Ankara, with 30 years of Turkish mining and environmental experience taking projects from concept to production M.Sc. from University of Arizona, and B.S. Geological Engineering John W. Lawrence, General Counsel and Corporate Secretary Joined in 2012; more than 30 years of experience in law and licensing across nuclear fuel cycle B.S. in Nuclear Engineering from Purdue University and a J.D. from Catholic University, Columbus School of Law

Experience matters – demonstrated History by management 20 Energy minerals exploration and development is a process that requires discipline and diligent capital stewardship: Restructured and recapitalized Company over the past several years, repositioning Westwater as a diversified energy materials company. Experienced management team with a demonstrated history of developing mineral properties from concept to production at past projects. Proactive M&A program which helped reposition WWR’s uranium asset base around low production cost assets, selling non-core uranium properties, redeploying capital to cost effectively expand resource base into lithium and graphite.

Why westwater as an investment? 21 Benefiting from strong fundamental market drivers Continuing to expand our portfolio in green energy materials Leverage to rising uranium price with one of the largest uranium mineralization bases in the U.S. and two licensed uranium processing facilities in Texas. Pending decision on uranium quotas provides upside for US producers and developers. Leverage to the battery materials sector with the Coosa Graphite Project in Alabama and three lithium exploration projects in the western US. New vanadium discovery at Coosa has the potential to provide entry into steel markets. Debt free

Why westwater as an investment? (CONT.) 22 Company to purchase concentrated graphite from a third-party for processing in our commercial plant by 2022. Strong asset portfolio with upside potential Electric cars and buses forecasted to grow at 23% compound growth rate.* Proven management team with experience in energy minerals development and financial management Anticipated developments throughout 2019: Coosa Graphite Project development and project milestone achievement. Exploration and water rights milestones achievement on our lithium projects. Vanadium exploration results. *Lithium Global Industry, Markets and Outlook, 2018

ENERGY MATERIALS FOR THE TWENTY-FIRST CENTURY Contact Us 23 Westwater Resources Contact: Investor Relations Contact: Christopher M. Jones, President & CEO Michael Porter Phone: 303.531.0480 Porter, LeVay and Rose Jeff Vigil, VP Finance & CFO Phone: 212.564.4700 Phone: 303.531.0481 Email: Westwater@plrinvest.com Email: Info@WestwaterResources.net